Form N-SAR for the First Investors Tax-Exempt Money Market Fund, Inc.
12/31/05

Sub-Item 77C:

A special meeting of the shareholders of the First Investors Tax-Exempt Money Market Fund, Inc. ("Fund") was held on October 28, 2005.

	The first proposal was to elect eight (8) Trustees. The following Trustees were elected: Charles R. Barton III, Stefan L. Geiringer,
Robert M. Grohol, Kathryn S. Head, Arthur M. Scutro, Jr., James M. Srygley, John T. Sullivan and Robert F. Wentworth.

	The second proposal was to approve the reorganization of the Fund into a series of a newly-established Delaware statutory trust. This proposal was approved with 7,894,941 shares voting for the adoption of the proposal and 361,382 shares voting against the adoption of the proposal.